Filed by CSN Holdings Corp.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



         On October 25, 2006, Companhia Siderurgica Nacional issued the following joint press release with Wheeling-Pittsburgh Corporation concerning the proposed strategic alliance between Companhia Siderurgica Nacional and Wheeling-Pittsburgh Corporation. The following press release contains forward looking statements as discussed more fully below.



FOR IMMEDIATE RELEASE
---------------------



                       WHEELING-PITTSBURGH CORPORATION AND

          COMPANHIA SIDERURGICA NACIONAL ANNOUNCE DEFINITIVE AGREEMENT



WHEELING, WV and SAO PAOLO, BRAZIL, October 25, 2006 - Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) and Companhia Siderurgica Nacional (NYSE: SID) today announced that they have entered into a definitive agreement in which Wheeling-Pittsburgh will acquire the North American assets of CSN, creating a strong, well-capitalized steel producer with a more flexible cost structure, broader value-added product offering, access to CSN's product and process technology, and significant long-term earnings potential. The definitive agreement reflects the strategic arrangement announced on August 3, 2006.

James G. Bradley, Chairman and Chief Executive Officer of Wheeling-Pittsburgh stated, "This merger agreement marks a new beginning for steelmaking at Wheeling-Pittsburgh and in the Ohio and Monongahela valleys. We are confident that the agreement positions Wheeling-Pittsburgh to deliver sustainable earnings as well as solid future cash flows. CSN is a world-class, fully integrated steel producer with impressive margins and an enviable cash flow, and we look forward to partnering with them as we take Wheeling-Pittsburgh to the next level."

Under the terms of the agreement, CSN will contribute its modern steel processing facility in Terre Haute, Indiana with current annual pickled and oiled, cold rolled and galvanized products of 1 million tons, provide Wheeling-Pittsburgh exclusive U.S. and Canadian distribution rights for CSN's flat-rolled steel products and commit to a ten-year slab supply agreement, which will provide a long-term, guaranteed supply of high-quality slabs on favorable payment terms.

CSN will also contribute $225 million in cash through the issuance by the combined company of a convertible debt security that, with the consent of the United Steelworkers, can be converted into equity in three years. Of the $225

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million, approximately $150 million will be used for transformative capital improvements - $75 million to build a new energy-efficient furnace that would increase Wheeling-Pittsburgh's hot strip mill capacity to 4 million tons, and the balance to add a second galvanizing line at Terre Haute. The remaining $75 million will be used to enhance the combined company's liquidity position.

Marcos Lutz, Managing Director for Infrastructure and Energy, CSN, said, "This transaction will combine CSN's modern North American assets, capital, slab supply and management expertise with Wheeling-Pittsburgh's production capabilities to benefit all of our North American stakeholders - shareholders, employees, customers and the communities of which we are a part. Together, we will create an integrated, value-added production chain that will result in a more flexible cost structure, broader value-added product offerings and significant incremental earnings potential."

This agreement marks the culmination of an extensive process by Wheeling-Pittsburgh involving a number of potential suitors, as well as the United Steelworkers. In accordance with an agreement reached in September between the Company and the USW, the USW had until October 15, 2006 to submit a bid or assign its right to a designee. No such bid or designation has been made by the USW.

Upon completion, the existing Wheeling-Pittsburgh Corporation as well as CSN's operating subsidiary in Terre Haute will become wholly owned subsidiaries of a new holding company, which intends to seek a North American stock exchange listing. A new Board of Directors will be created, which will include Mr. Bradley as Chairman, two USW directors, five independent directors, and three directors designated by CSN. Wheeling-Pittsburgh's current shareholders will receive 50.5% of the combined company. The remaining 49.5% will be held by CSN, which may increase its ownership to 64% upon conversion of the $225 million debt.

Bradley concluded, "Our Board has demonstrated its open-mindedness in creating value for our shareholders and has repeatedly shown its commitment to evaluating all strategic options, including remaining independent. The Board has concluded that the combination with CSN represents a compelling opportunity at this time. We will continue to engage in a productive dialogue with our shareholders and welcome further input as we work constructively through the merger process."

The Company and CSN expect to file a preliminary proxy statement and prospectus regarding the CSN transaction with the SEC as soon as possible.

The Company's Annual Meeting of Shareholders to elect its Board of Directors is scheduled for November 17, 2006 at the White Palace in Wheeling, WV. In addition, the Company expects to hold a Special Meeting of Stockholders in January 2007 to vote on the proposed transaction with CSN.

In addition, effective October 25, 2006, the Company has terminated its "poison pill" provision that was adopted in February 2005.


                                      # # #

The information contained in the foregoing press release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future


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operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in


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connection with the proposed strategic alliance. Information about the directors and executive officers of CSN is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and its directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.






















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